July 20, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Resume In Minutes, Inc.
Amendment No. 2 to Form S-1
Filed on: July 15, 2010
File No. : 333-166734

Dear Ms. Plowigian:

We represent Resume In Minutes, Inc. (“Resume In Minutes” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 19, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1A2 filed on July 15, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please disclose whether you intend to voluntarily register your common stock under Section 12(g) of the Securities Exchange Act. If you do not intend to register your stock (or if you are uncertain as to whether you will do so), please indicate whether you intend to continue reporting after your obligations under 15(d) of the Securities Exchange Act cease.

Response: At this time the Company has not decided whether to voluntarily register its common stock under Section 12(g) of the Securities Exchange Act. If the Company does not decide to voluntarily register its common stock under Section 12(g) of the Securities Exchange Act, it will continue reporting after its obligations under 15(d) of the Securities Exchange Act cease.

Balance Sheets, page F-2

2.  Please revise to delete the multiple numbers (i.e. 18,400) listed on the Additional paid-in capital line item.

Response: The Additional paid-in capital has been revised to reflect the proper balance.

Consent of Independent Registered Public Accounting firm, Exhibit 23.1

3.  Please have your auditors revise their consent to delete the reference to interim financial statements as of and for the period ended March 31, 2010 since such financial statements are not audited and a report was not issued on those financials.

Response: A revised auditor’s consent has been attached.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
Gregg E. Jaclin